



02034082

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

26 April 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED
MAY 0 1 2002
WASH. D.C. 165 SECTION

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1.   makes or is required to make public pursuant to the laws of England and Wales;

2.   distributes or is required to distribute to the holders of its securities; and

3.   files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 26 April 2002, the Company filed with the Register of Companies House forms 88(2)'s.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
MAY 2 9 2002
THOMSON FINANCIAL

Very truly yours,

Karen Coulthan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

MyTravel Group plc
Registered Office


Blueprint 2000
Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number 742748

Company Name in full MyTravel Group plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	2 6	0 4	2 0 0 2			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,117		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£2.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Company No 742748

Shareholder details	Shares and share class allotted	
Name Airtours Quest Trustee Limited	Class of shares allotted £0.10 ORDINARY	Number allotted 1,117
Address Parkway One,, Parkway Business Centre, 300 Princess Road, Manchester, England		
UK postcode M14 7QU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   0

Signed *Gregory Allen*   **Date** 26/4/2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen Houlihan, MyTravel Group plc , Parkway One,

Parkway Business Centre , 300 Princess Road,

Manchester,   Tel 0161 232 6586



Company Secretary

88(2)

Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

CHFP010

Company Number | 742748

Company Name in full | MyTravel Group plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	2 6	0 4	2 0 0 2			

	ORDINARY		
Class of shares *(ordinary or preference etc)*			
Number allotted	30,117		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£2.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Company No 742748

Shareholder details	Shares and share class allotted	
Name Airtours Quest Trustee Limited	Class of shares allotted £0.10 ORDINARY	Number allotted 30,117
Address Parkway One,, Parkway Business Centre, 300 Princess Road, Manchester, England		
UK postcode M14 7QU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form   `0`

Signed *Gregory Allen*

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Date 26/4/2002

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen Houlihan, MyTravel Group plc , Parkway One,

Parkway Business Centre , 300 Princess Road,

Manchester,   Tel 0161 232 6586



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number 742748

Company Name in full MyTravel Group plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 2 6	Month 0 4	Year 2 0 0 2	Day	Month	Year

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	2,396		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£2.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)		

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Airtours Quest Trustee Limited **Address** Parkway One,, Parkway Business Centre, 300 Princess Road, Manchester, England UK postcode | M14 7QU	Class of shares allotted £0.10 ORDINARY	Number allotted 2,396
Name **Address** UK postcode |	Class of shares allotted	Number allotted
Name **Address** UK postcode |	Class of shares allotted	Number allotted
Name **Address** UK postcode |	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form   0

Signed _____ **Date** ___26/4/2002___

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen Houlihan, MyTravel Group plc , Parkway One,

Parkway Business Centre , 300 Princess Road,

Manchester,   Tel 0161 232 6586